Filed Pursuant to Rule 433
Registration No. 333-134553

Double Conditional Range Note
(“3-Month EUR/USD and USD/MXN Range Note”)	Final Terms and Conditions
100% Principal-Protected	October 19, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the EUR Reference Exchange Rate) and the trading range of the USD/MXN spot exchange rate (the MXN Reference Exchange Rate).  The investor will receive a return of 2.5% on the Maturity Date (equivalent to a 10.0% per annum return) if the EUR Reference Exchange Rate has traded strictly within the EUR Reference Range as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System and the MXN Reference Exchange Rate has traded strictly within the MXN Reference Range as observed on the continuous trading Reuters DealingLink Spot Dealing System, in each case from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date.  If the EUR Reference Exchange Rate trades outside the EUR Reference Range (or on either of the EUR Reference Range boundaries) as observed on the continuous trading EBS Spot Dealing System or the MXN Reference Exchange Rate trades outside the MXN Reference Range (or on either of the MXN Reference Range boundaries) as observed on the continuous trading Reuters DealingLink Spot Dealing System, on any day from and including 10:00 a.m. EST on the Start Date, to but excluding 10:00 a.m. EST on the End Date, then the investor would receive zero return on the notes.  The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 15,000,000

Issue Price	100%

Principal Protection	100%

Trade Date	October 19, 2006

Issue Date	October 25, 2006

Start Date	October 19, 2006

End Date	January 19, 2007

Maturity Date	January 25, 2007

Reference Currencies	Euro (EUR) and Mexican Peso (MXN)

EUR Reference Exchange Rate	The spot exchange rate for the Euro quoted against the U.S. dollar expressed as the number of USD per 1 EUR.

EUR Reference Range	From (but excluding) the EUR Range Lower Boundary to (but excluding) the EUR Range Upper Boundary

EUR Initial Fixing (EIF)	1.2582, which is the EUR Reference Exchange Rate observed by the Calculation Agent on the Trade Date.

EUR Range Lower Boundary	1.1900 (EIF - 0.0682)

EUR Range Upper Boundary	1.3250 (EIF + 0.0668)

MXN Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as the number of MXN per 1 USD.

MXN Reference Range	From (but excluding) the MXN Range Lower Boundary to (but excluding) the MXN Range Upper Boundary

MXN Initial Fixing (MIF)	10.8703, which is the MXN Reference Exchange Rate observed by the Calculation Agent on the Trade Date.

MXN Range Lower Boundary	10.50 (MIF - 0.3703)

MXN Range Upper Boundary	11.45 (MIF + 0.5797)

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any

Additional Amount	The principal amount of each note multiplied by:

2.5%

If, from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, (a) the EUR Reference Exchange Rate has traded strictly within the EUR Reference Range as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System AND (b) the MXN Reference Exchange Rate has traded strictly within the MXN Reference Range as observed on the continuous trading Reuters DealingLink Spot Dealing System;

OR

0%

if on any day from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date EITHER (a) the EUR Reference Exchange Rate trades outside the EUR Reference Range (or on either the EUR Range Lower Boundary or the EUR Range Upper Boundary) as observed on the continuous trading EBS Spot Dealing System OR (b) the MXN Reference Exchange Rate trades outside the MXN Reference Range (or on either the MXN Range Lower Boundary or the MXN Range Upper Boundary) as observed on the continuous trading Reuters DealingLink Spot Dealing System.

Business Day	New York

Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to a Reference Currency on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which either EUR first trades outside the EUR Reference Range (or on either the EUR Range Lower Boundary or EUR Range Upper Boundary) or MXN first trades outside the MXN Reference Range (or on either the MXN Range Lower Boundary or MXN Range Upper Boundary), and for so long as such Disruption Event is continuing, the EUR Reference Exchange Rate or MXN Reference Exchange Rate, as applicable, for the affected Reference Currency for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which either EUR first trades outside the EUR Reference Range (or on either the EUR Range Lower Boundary or EUR Range Upper Boundary) or MXN first trades outside the MXN Reference Range (or on either the MXN Range Lower Boundary or MXN Range Upper Boundary), and for so long as such Price Source Unavailability Event is continuing, the EUR Reference Exchange Rate or MXN Reference Exchange Rate, as applicable, for the affected Reference Currency for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day. If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, the Reference Exchange Rate for such day will be a daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, (a) with respect to EUR, the EUR Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, on the EBS Spot Dealing System; and (b) with respect to MXN, the MXN Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the MXN Reference Exchange Rate, on the Reuters DealingLink Spot Dealing System.

Settlement Rate Option and
Valuation Business Day:	Reference Currency	Screen Reference	Valuation Business Day
	EUR	1FED	New York
	MXN	USDMXNFIX=	Mexico City

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP:	52517PN49

	ISIN:	US52517PN498

Settlement System	DTC

Listing	Not Applicable

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, and for USD/MXN, expressed as the amount of MXN per one USD, in the period from the week ending October 12, 2003 to the week ending October 15, 2006, using historical data obtained from Reuters.   The historical data on the EUR/USD and USD/MXN spot exchange rates are not necessarily indicative of the future performance of the EUR/USD or USD/MXN spot exchange rates or what the value of the notes may be. In addition, whether the Additional Amount is payable on the Maturity Date is determined based on individual EUR/USD trades observed on the continuous trading EBS Spot Dealing System and USD/MXN trades observed on the continuous trading Reuters DealingLink Spot Dealing System falling strictly within the EUR Reference Range and MXN Reference Range, respectively, over the period from and including 10:00 am EST on the Start Date to but excluding 10:00 am EST on the End Date.  Individual EUR/USD and USD/MXN trades over the course of time will vary higher and lower than the weekly exchange rates listed in the respective following charts. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical EUR/USD and  USD/MXN trading ranges between the Start Date and End Date.  The EUR Initial Fixing (1.2582)  and MXN Initial Fixing (10.8703) were determined by the Calculation Agent on the Start Date.  In addition, on the Start Date, (a) the EUR Range Lower Boundary (1.1900) was set at the EUR Initial Fixing - 0.0682 and the EUR Range Upper Boundary (1.3250) was set at the EUR Initial Fixing + 0.0668, a total range width of 0.1350, and (b) the MXN Range Lower Boundary (10.5000) was set at the MXN Initial Fixing - 0.3703 and the MXN Range Upper Boundary (11.4500) was set at the MXN Initial Fixing + 0.5797, a total range width of 0.9500.  The Additional Amount payable on the Maturity Date (provided that the EUR Reference Exchange Rate has traded strictly within the EUR Reference Range and that the MXN Reference Exchange Rate has traded strictly within the MXN Reference Range) from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date) was also set on the Start Date at 2.5% of the principal amount of the notes. The hypothetical EUR/USD and USD/MXN trading ranges have been chosen arbitrarily for the purpose of this example, and are not associated with Lehman Brothers research forecasts for the EUR/USD and USD/MXN and should not be taken as indicative of the future performance of the respective Reference Exchange Rates.

For example, if the EUR/USD exchange rate observed on the EBS Spot Dealing System was to trade strictly between (and not equal to) 1.1900 and 1.3250 and the USD/MXN exchange rate observed on the Reuters DealingLink Spot Dealing System was to trade strictly between (and not equal to) 10.5000 and 11.4500 during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 102.5% of the principal amount of notes held by that investor (a return of 2.5%).  However, if either the EUR/USD exchange rate observed on the EBS Spot Dealing System  was to trade outside the EUR Reference Range (or equal to the EUR Range Lower Boundary or EUR Range Upper Boundary) or the USD/MXN exchange rate observed on the Reuters DealingLink Spot Dealing System was to trade outside the MXN Reference Range (or equal to the MXN Range Lower Boundary or MXN Range Upper Boundary), the Additional Amount would be zero, even if the other Reference Currency remained strictly within its Reference Range.  For example, if the EUR/USD exchange rate on the EBS Spot Dealing System was to trade, for example, between 1.1600 and 1.2600, or between 1.2500 and 1.3600, or if the USD/MXN exchange rate on the EBS Spot Dealing System was to trade, for example, between 10.2000 and 10.9000, or between 10.7000 and 11.6500 during the relevant period (i.e., at some point during the relevant period either EUR trades at or below the applicable EUR Range Lower Boundary or at or above the applicable EUR Range Upper Boundary or MXN trades at or below the applicable MXN Range Lower Boundary or at or above the applicable MXN Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.